Exhibit 12.1

Warner Chilcott Public Limited Company

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended December 31,					Six Months Ended
	2007	2008	2009	2010	2011	June 30, 2012
						(Unaudited)

Computation of Earnings:
Income before taxes from continuing operations	$47	$16	$559	$307	$300	$238
Add:
Fixed Charges	119	93	107	258	262	108
Amortization of previously capitalized interest, net of interest capitalized	0	0	0	0	0	0

Earnings	$166	$109	$666	$565	$562	$346

Computation of Fixed Charges:
Interest expense (a)	$116	$91	$104	$251	$256	$106
Interest capitalized during the period	0	0	0	0	0	0
Lease rental expense, buildings (b)	3	2	3	7	6	2

Fixed Charges	$119	$93	$107	$258	$262	$108

Ratio of Earnings to Fixed Charges	1.4x	1.2x	6.2x	2.2x	2.1x	3.2x

(a)	Interest expense includes amortized premiums and debt issuance costs.
(b)	Portion of lease rental expense that represents interest cost, estimated by management to be one-third of lease rental expense.